SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

CONCEPTUS, INC.

(Name of Subject Company)

CONCEPTUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

206016107

(CUSIP Number of Class of Securities)

D. Keith Grossman

President and CEO

Conceptus, Inc.

331 East Evelyn Avenue

Mountain View, CA 94041

(650) 962-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael W. Hall

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Conceptus, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2013 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Evelyn Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bayer HealthCare LLC, a Delaware limited liability company (“Parent”), and an indirect wholly-owned subsidiary of Bayer Aktiengesellschaft (“Bayer AG”), to purchase all of the outstanding shares of common stock, par value $0.003 per share (the “Shares”), of the Company, at a price of $31.00 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013, as amended, and in the related Letter of Transmittal, copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO filed by Purchaser, Parent and Bayer AG with the SEC on May 7, 2013, as amended.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

“Completion of the Offer.

At 12:00 midnight, New York City time, on June 5, 2013 (one minute after 11:59 p.m., New York City time, on June 4, 2013), the Offer expired as scheduled. According to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), as of such time, a total of approximately 29,785,359 Shares were validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 89.76% of the Shares then outstanding and approximately 76.72% of the Shares then outstanding on a fully-diluted basis (including any Shares issuable upon conversion of the Company Convertible Notes in accordance with the terms of the indenture governing the Company Convertible Notes, including any “make whole” Shares issuable as a result of a make-whole fundamental change increase to the conversion rates of the Company Convertible Notes). As a result, the Minimum Condition has been satisfied. All other conditions to the Offer having been satisfied, Purchaser has accepted for payment all of such Shares and payment for such Shares will be made promptly after the expiration date of the Offer. In addition, the Depositary has received commitments to tender approximately 2,198,177 Shares in accordance with the guaranteed delivery procedures described in the Offer to Purchase.

Purchaser intends to exercise the Top-Up to purchase from the Company, at a price per Share equal to the Offer Price, 1,000,000 Shares, resulting in Purchaser owning a total of approximately 30,785,359 Shares and approximately 90.06% of the Shares currently outstanding. Following the exercise of the Top-Up, Purchaser and Parent intend to effect the Merger as promptly as practicable in accordance with Section 253 of the DGCL, without a meeting of the stockholders of the Company to approve the adoption of the Merger Agreement. As a result, Purchaser will be merged with and into the Company, which shall continue as the surviving corporation and a wholly owned subsidiary of Parent. At the Effective Time, all remaining outstanding Shares not tendered in the Offer (other than Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent or held in the treasury of the Company immediately prior to the Effective Time, or Shares held by stockholders who are entitled to exercise and have properly exercised appraisal rights with respect to such Shares pursuant to, and who comply in all respects with, the provisions of Section 262 of the DGCL in order to perfect such rights) will be cancelled and converted into the right to receive the Offer Price. Following the Merger, the Shares will cease to be traded on NASDAQ.

On June 5, 2013, Bayer AG issued a press release announcing the completion of the Offer. The press release is filed as Exhibit (a)(5)(I) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(I)	Press release of Bayer AG, dated June 5, 2013 (incorporated by reference to Exhibit (a)(1)(I) to Schedule TO-T/A of Bayer AG, Bayer HealthCare LLC and Evelyn Acquisition Company filed with the SEC on June 5, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONCEPTUS, INC.

By:	/s/ Gregory E. Lichtwardt
Name:	Gregory E. Lichtwardt
Title:	Executive Vice President and Chief Financial Officer

Dated: June 5, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(I)	Press release of Bayer AG, dated June 5, 2013 (incorporated by reference to Exhibit (a)(1)(I) to Schedule TO-T/A of Bayer AG, Bayer HealthCare LLC and Evelyn Acquisition Company filed with the SEC on June 5, 2013).